FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit No.            Description

99.1                        Consolidated Financial Statements(In Canadian Dollars) For the Nine Months Ended October 31, 2009 and 2008

99.2                        Management’s Discussion & Analysis For The Three And Nine Months Ended October 31, 2009 And 2008 As Of December 22, 2009

99.3                        Form 52-109FV2 Certification of interim filings - venture issuer basic certificate - executed by Chief Executive Officer

99.4                        Form 52-109FV2 Certification of interim filings - venture issuer basic certificate - executed by Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2009	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIIT 99.1

BRAZAURO RESOURCES CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the Nine Months Ended October 31, 2009 and 2008

(Unaudited)

Reader’s Note: These interim consolidated financial statements for the nine months ended October 31, 2009 of Brazauro Resources Corporation (“Brazauro” or the “Company”) have been prepared by management and have not been subject to review by the Company’s auditor.

Brazauro Resources Corporation

Consolidated Balance Sheets (Unaudited)

(In Canadian Dollars)

	October 31, 2009	January 31, 2009
Assets
Current assets:
Cash and cash equivalents	$ 2,908,693	$ 6,021,592
Marketable securities (Note 2)	-	211,268
Accounts receivable	15,205	166,278
Prepaid expenses	36,044	39,702
Total current assets	2,959,942	6,438,840
Property and equipment:
Mineral properties and deferred expenditures (Note 3)	29,492,172	28,809,952
Equipment	136,597	137,144
Accumulated depreciation	(104,289)	(78,164)
Total property and equipment, at cost	29,524,480	28,868,932

Other assets	6,383	7,295
Total assets	$ 32,490,805	$ 35,315,067

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$ 668,126	$ 499,290
Asset retirement obligations	103,501	118,281
Note payable, less unamortized discount of $1,154 (Note 4)	-	1,235,246
Total current liabilities	771,627	1,852,817

Shareholders’ equity
Common share capital, no par value:
Authorized shares – unlimited
Issued and outstanding shares - 85,237,621 (Note 5)	82,105,968	82,105,968
Contributed surplus	10,604,966	10,105,066
Share subscriptions received	317,155	-
Accumulated other comprehensive income	-	27,857
Deficit	(61,308,911)	(58,776,641)
Total shareholders’ equity	31,719,178	33,462,250
Total liabilities and shareholders’ equity	$ 32,490,805	$ 35,315,067

Approved on behalf of the Board of Directors.	Director: “Mark E. Jones, III”
	Director: “Brian C. Irwin”
See accompanying notes.

Brazauro Resources Corporation

Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(In Canadian Dollars)

	Three Months Ended October 31,		Nine Months Ended October 31,
	2009	2008	2009	2008
Expenses:
General and administrative (Note 6)	$ 821,438	$ 1,145,760	$ 2,520,674	$ 2,918,535
Finance charges	-	444	-	32,030
Write-down of mineral properties	-	-	-	20,922
Interest	-	24,840	11,035	73,349
Foreign exchange losses (gains)	38,671	(442,015)	162,456	(450,444)
	860,109	729,029	2,694,165	2,594,392
Other income:
Realized gain on marketable securities	119,223	-	152,722	-
Interest income	945	43,713	9,173	63,558
Gain from sale of asset	-	10,890	-	10,890
	120,168	54,603	161,895	74,448
Net loss for the period	$ (739,941)	$ (674,426)	$ (2,532,270)	$ (2,519,944)
Unrealized loss on marketable securities	(3,906)	-	(27,857)	-
Comprehensive loss	$ (743,847)	$ (674,426)	$ (2,560,127)	$ (2,519,944)
Basic and diluted net loss per share	$ (0.01)	$ (0.01)	$ (0.03)	$ (0.03)
Weighted-average number of shares outstanding	85,237,621	85,237,621	85,237,621	79,649,300

See accompanying notes.

Brazauro Resources Corporation

Consolidated Statements of Shareholders’ Equity (Unaudited)

(In Canadian Dollars)

	Common Shares Number Amount		Share subscriptions received	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Shareholders’ Equity
Balance at January 31, 2008	76,437,621	$ 74,806,728	-	$ 8,631,213	-	$ (55,468,444)	$ 27,969,497
Issued for cash, net of share issue cost	8,800,000	8,321,800	-	-	-	-	8,321,800
Warrants modification cost		(1,022,560)	-	1,022,560	-	-	-
Stock-based compensation	-	-	-	451,293	-	-	451,293
Unrealized income on marketable securities	-	-	-	-	27,857	-	27,857
Net loss for the year	-	-	-	-	-	(3,308,197)	(3,308,197)
Balance at January 31, 2009	85,237,621	82,105,968	-	10,105,066	27,857	(58,776,641)	33,462,250
Stock-based compensation	-	-	-	499,900	-	-	499,900
Unrealized loss on marketable securities	-	-	-	-	(27,857)	-	(27,857)
Share subscriptions received	-	-	317,155	-	-	-	317,155
Net loss for the period	-	-	-	-	-	(2,532,270)	(2,532,270)
Balance at October 31, 2009	85,237,621	$ 82,105,968	$ 317,155	$ 10,604,966	-	$ (61,308,911)	$ 31,719,178

See accompanying notes.

Brazauro Resources Corporation

Consolidated Statements of Cash Flows (Unaudited)

(In Canadian Dollars)

	Three Months Ended October 31,		Nine Months Ended October 31,
	2009	2008	2009	2008
Operating activities
Net loss for the period	$ (739,941)	$ (674,426)	$ (2,532,270)	$ (2,519,944)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	9,060	3,660	28,316	12,356
Stock-based compensation	132,210	191,117	499,900	397,724
Write-down of mineral properties	-	-	-	20,922
Interest	-	18,891	1,161	54,288
Changes in noncash operating working capital:
Marketable securities	53,213	-	170,513	-
Accounts receivable	(1,231)	(8,037)	139,575	(12,459)
Prepaid expenses	(17,630)	(12,607)	1,532	52,782
Accounts payable and accrued liabilities	101,756	(66,203)	235,511	21,006
Net cash used in operating activities	(462,563)	(547,605)	(1,455,762)	(1,973,325)
Investing activities
Mineral property acquisition and exploration	(186,239)	(1,065,245)	(682,220)	(2,938,990)
Equipment and other	(1,644)	(56,377)	(1,644)	(56,377)
Net cash used in investing activities	(187,883)	(1,121,622)	(683,864)	(2,995,367)
Financing activities
Proceeds from issuances of common shares	-	-	-	8,321,800
Proceeds from subscriptions received	317,155	-	317,155	-
Repayment of note payable	-	-	(1,244,500)	(1,005,100)
Net cash (used) provided by financing activities	317,155		(927,345)	7,316,700
Effect of exchange rate changes on cash	1,920	216,268	(45,928)	307,073
Net (decrease) increase in cash and cash equivalents	(331,371)	(1,452,959)	(3,112,899)	2,655,081
Cash and cash equivalents, beginning of period	3,240,064	8,746,177	6,021,592	4,638,137
Cash and cash equivalents, end of period	$ 2,908,693	$ 7,293,218	$ 2,908,693	$ 7,293,218
See accompanying notes.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian Dollars)

October 31, 2009, and 2008

1.   Basis of Presentation

Brazauro Resources Corporation (“the Company”) is engaged in the acquisition and exploration of mineral properties with the potential for economically recoverable reserves. The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the fiscal year ended January 31, 2009. The Company assumes that the users of the interim financial information herein have read or have access to the audited financial statements for the preceding fiscal year and that the adequacy of additional disclosure needed for a fair presentation may be determined in that context.

In the opinion of management all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended October 31, 2009 are not necessarily indicative of the results that may be expected for the entire year ending January 31, 2010.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company anticipates that cash and cash equivalents as of October 31, 2009 will be sufficient to satisfy the Company’s cash needs for general and administrative expenses and to pursue further exploration on its existing properties during the remaining quarter of fiscal 2010. These consolidated financial statements do not include any adjustments that may be required in the event that the Company is unable to realize its assets and settle its liabilities in the normal course of operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

The nature of the Company’s operations results in significant expenditures for the acquisition and exploration of properties. None of the Company’s properties have been proven to have economically recoverable reserves or proven reserves at the current stage of exploration. The recoverability of the carrying value of mineral properties and deferred expenditures is dependent upon a number of factors including the existence of recoverable reserves, the ability of the Company to obtain financing, to renew leases, and continue exploration and development, and the discovery of recoverable reserves.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian Dollars)

October 31, 2009, and 2008

2.   Marketable Securities

	Number of
	Shares	January 31, 2009		October 31, 2009
		Cost	Fair Value	Cost	Fair Value

IShares Silver Trust	850,000	$ 81,506	$ 91,555	-	-
SPDR Gold Trust	185,000	101,678	119,713	-	-
	1,035,000	$ 183,184	$ 211,268	-	-

As at January 31, 2009 investments in available-for-sale securities consist of marketable securities, which had a market value of $211,268. The carrying amount of these securities are subject to revaluation on a mark-to-market basis at the end of each reporting period, and the increases or decreases arising on revaluation are recorded in Accumulated Other Comprehensive Income (“AOCI”), a component of shareholders’ equity.

3. Mineral Properties and Deferred Expenditures

The Company cannot guarantee title to all of its properties as the properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. Certain of the mineral rights held by the Company are held under applications for mineral rights and, until final approval of such applications is received, the Company’s rights to such mineral rights may not materialize and the exact boundaries of the Company’s properties may be subject to adjustment. The Company does not maintain title insurance on its properties.

Brazil Properties

Tocantinzinho Properties

In August 2003, the Company entered into an option to acquire exploration rights to a total of 28,275 hectares in the Tapajós gold district in Pará State, Brazil under an option agreement with two individuals (herein referred to as “optionors”). The option agreement entitled the Company to acquire a 100% interest in the exploration rights to such area (referred to herein as the “Tocantinzinho Properties”) over a four-year period in consideration for the staged payment of $465,000 (U.S.), the staged issuance of 2,600,000 shares of the Company and the expenditure of $1,000,000 (U.S.) on exploration. The Company has made all payments due under the option agreement and has met the requirement to expend $1,000,000 (U.S.) on exploration.

Additionally, the option agreement required the Company to assume all existing obligations of the optionors to certain Brazilian residents in respect of the mineral rights to the Tocantinzinho Properties (the “Underlying Agreements”) totaling $1,600,000 (U.S.) over a four-year period. The Company has made all payments due under the Underlying Agreements.

In fiscal 2006, the Company received exploration licenses in respect of the central 4,000 hectare area of the Tocantinzinho Properties on which it has been focusing its exploration efforts as well as for a 9,315 hectare area forming the north eastern and eastern boundary of the Tocantinzinho Properties. Under the option agreement, the Company also holds rights to acquire two other applications for exploration licenses filed with the regulatory authorities in Brazil: one covering 4,275 hectares that lies to the south of the central 4,000 hectare area and one (the “Extension Area”) covering 10,000 hectares that lies immediately to the east but continues well south of the central 4,000 hectare area. The mineralized zone discovered by the Company on the Tocantinzinho Properties starts on the central 4,000 hectare area and extends eastward beyond the boundary of the central 4,000 hectare area into the Extension Area. The Company is subject under DNPM regulations related to periodic renewal requirements for its

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian Dollars)

October 31, 2009, and 2008

3.   Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

Tocantinzinho Properties (continued)

exploration licenses, and certain of those exploration licenses’ initial three year terms expired during fiscal 2009. The Company has complied with the renewal requirements on the Extension Area and the 4,275 hectare area, and in February 2009, the Company received the renovation on the exploration license in respect of the central 4,000 hectare area.

During fiscal year 2006, the Company became aware that Talon Metals Corp. (“Talon”, formerly BrazMin Corp.) also had applied for exploration licenses to areas of the Tocantinzinho Properties, including all of the area of the mineralized zone discovered by the Company that lies within the Extension Area. In response, the Company undertook an extensive review of its title position.

At the end of fiscal 2006, as a result of a title review by the Company, it came to the Company’s attention that a long dormant application for a mining license that covered the Extension Area had never been processed by the Departamento Nacional de Produção Mineral (“DNPM”) and was still valid. According to advice from Brazilian counsel, the dormant application carried paramount title to the Extension Area. The Company, through its subsidiary, Brazauro Recursos Minerais Ltda. (formerly Jaguar Resources do Brasil Ltda.), reached an agreement (“the Extension Area Agreement”) with the holder of such application, Mineração Cachambix Ltda. (“Cachambix”) to acquire its rights to obtain a mining license over the Extension Area, subject to receipt of confirmation from the DNPM of the continued validity of the application for the mining license and the completion of the assignment of the mining license to Brazauro Recursos Minerais Ltda. The Company made a payment of $150,000 (U.S.) to Cachambix in fiscal 2007 upon execution of the Extension Area Agreement.

In September 2006, the Company entered into an agreement (“the Title Consolidation Agreement”) with Talon whereby the Company would acquire the shares of Talon’s subsidiaries with interests in the area of the Tocantinzinho Properties, being Resource Holdings 2004 Inc. and its subsidiary, Empresa Internacional de Mineração do Brasil Ltda., in exchange for 13,150,000 shares of the Company.

In December 05, 2006, the DNPM published at the Brazilian Official Gazette that the application to which the Extension Area Agreement relates had been confirmed as the paramount title. The Company and Cachambix reached an agreement to modify the Extension Area Agreement in February 2007. Under this modified agreement, the Company acquired all of the outstanding shares of Cachambix by payment of $850,000 (U.S.) plus its agreement to make two future payments of $1,000,000 (U.S.) each to be made to the former shareholders of Cachambix in February 2008 and 2009. The Company’s obligation to make the future payments was secured by the Cachambix shares. The Company has made all the payments under the agreement.

In February 2007, under the terms of the Title Consolidation Agreement, the Company acquired Resource Holdings 2004 Inc. and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda., from Talon in exchange for 13,150,000 common shares of the Company and payment of $50,000 (U.S.). Upon issuance of the common shares, the Company and Talon entered into a Voting Trust and Placement Rights Agreement (the “Voting Agreement”) pursuant to which the Company had the right to direct the voting of the shares issued to Talon except in certain conditions, including but not limited to a merger, amalgamation or a sale of all or substantially all of the Company’s assets. Further, the Company had the right to find purchasers for the shares if Talon wished to sell. The Voting Agreement terminated on the earliest of: (i) the day following the second shareholders meeting after the Voting Agreement is entered into, (ii) eighteen months after the Voting Agreement is entered into, and (iii) the date on which the shares held by Talon and its affiliates represent in the aggregate less than 10% of the then outstanding shares. In February 2007, the shares issued to Talon represented approximately 19.8% of the issued shares of the

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian Dollars)

October 31, 2009, and 2008

3.   Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

Tocantinzinho Properties (continued)

Company. Prior to the closing of the transaction, Talon did not own beneficially, directly or indirectly, any shares of the Company.

In September 2007, Talon sold 8,214,500 common shares of the Company to several third parties. After the sale, Talon held 4,935,500 shares or approximately 6.5% of the outstanding shares. The Voting Agreement terminated when the holdings of Company common shares by Talon became less than 10% of the Company’s outstanding common shares. The Company and Talon entered into an agreement whereby Talon agreed that it would not sell any of its remaining common shares of the Company for six months without the prior consent of the Company.

The option agreement provides that the optionors may be entitled to a sliding scale gross revenues royalty ranging from 2.5% for gold prices below $400 (U.S.) per ounce to 3.5% for gold prices in excess of $500 (U.S.) per ounce from production in respect of the mineral rights relating to the applications subject to the option agreement. Since the application for the license subject to the option agreement covering the Extension Area (the eastern portion of the deposit) will not be successful due to the presence of a prior owner with mineral rights to that area (being Cachambix, now owned by the Company), the 3.5% NSR is not payable on the Extension Area. The Company estimates that approximately 60 to 65% of the deposit lies within the Extension Area.

In February 25 2009 the DNPM published at the Brazilian Official Gazette the renovation for an additional period of three years, the exploration license of the 4,000 hectares related to the central area. Also, in May 20, 2009 the DNPM published at the Brazilian Official Gazette, the issuing of an extra period of two years for additional exploration at the 10,000 hectares related to the Extension Area.

Under a separate option agreement, the Company held exploration permits for an additional 16,052 hectares adjacent to the western border of the above Tocantinzinho Properties. The Company agreed to make payments totaling $300,000 (U.S.) over a period of approximately four years to an individual as a finder’s fee related to this 16,000 hectare property. This additional property is not subject to the option agreement and therefore is not subject to the royalty. The Company received an exploration license from the Brazilian regulatory authority with respect to the additional 16,052 hectares in fiscal year 2005, which expired in October 2007. The Company has applied for a new exploration license.

In July 2008, the Company reached an agreement with Eldorado Gold Corporation (“Eldorado”) and completed a private placement required as part of Eldorado’s earn-in on an option to acquire an initial 60% interest in the Tocantinzinho Properties. The private placement consisted of the issuance of 8,800,000 units of the Company (the “Units”) to Eldorado at the price of $0.95 per Unit for proceeds of $8,360,000 and is discussed in Note 5 below.

To complete its earn-in of the option to acquire an initial 60% interest in the Company’s Tocantinzinho Properties, Eldorado is required to incur $9.5 million in expenditures on the Tocantinzinho Properties within 24 months or pay the cash equivalent to the Company. Subject to completing the earn-in, Eldorado will be entitled to exercise the option to acquire an initial 60% in the Tocantinzinho Properties by paying $40 million to the Company. Conditional upon exercise of the first option, Eldorado will have a second option to acquire a further 10% interest exercisable after a construction decision has been made on the Tocantinzinho Properties by paying an additional $30 million, subject to increase to up to $40 million based on the proven and probable reserves outlined in the feasibility study, and a third option to acquire within two years of the construction decision a further 5% interest (for a total of 75%) by paying a further $20 million. Eldorado has advised the Company that it has expended in excess of $9.5 million on the Tocantinzinho properties as of September 2009.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian Dollars)

October 31, 2009, and 2008

3.   Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

Circulo/ Bom Jardim Property

In fiscal 2007, the Company applied for exploration licenses with the DNPM for a total of approximately 38,096 hectares in Pará State located approximately 190 kilometers southwest of the city of Itaituba. The exploration licenses were granted by the DNPM in September 2007.

On May 9, 2008, the Company and a third party entered into a letter of intent (“the LOI”) whereby the Company could acquire, subject to certain conditions including the execution of a definitive agreement, the Bom Jardim property consisting of approximately 22,700 hectares of concessions and application areas in the Tapajós region of Pará State, Brazil, subject to the back-in rights described below. The Company was to issue $1,000,000 in common shares for the Bom Jardim Property.

The number of Company shares to be issued to the third party was to be calculated using a deemed price per share equal to the greater of the 30 day Volume-Weighed Average Price prior to closing or the Discounted Market Price (as defined in the TSX Venture Exchange Corporate Finance Manual) on the day prior to the date of the LOI (being $0.48). The parties agreed to negotiate a definitive agreement governing the terms of the transaction in detail, which was anticipated to be executed during 2009 after the satisfaction of certain conditions of both parties, including board and regulatory approvals of the transaction and satisfactory due diligence. Completion of the acquisition was conditional on the completion of the reorganization by the third party of the corporate structure within which the Bom Jardim Property is presently held. On closing, the Company would acquire the subsidiary of the third party that holds all of the outstanding shares (or quotas) of the Brazilian “limitada” in which the Bom Jardim Property was to be held in exchange for the Company shares.

The third party was to have the one-time option, two years after closing the sale of the Bom Jardim Property, to back-in to earn a 60% interest in the Company indirectly holding the Bom Jardim Property by spending on the Bom Jardim Property, over the next three years, an amount equal to two times the expenditures made by the Company on the Bom Jardim and Circulo properties from closing to the second anniversary of closing. If the third party elected not to back-in, the third party was to be entitled to a 2% Net Smelter Return Royalty on the Bom Jardim Property. If the third party acquired the 60% interest, it would have had the further option to increase its interest to 70% by either completing and delivering a bankable feasibility study in respect of the Bom Jardim Property or by spending a further $10 million on the Bom Jardim Property over the succeeding three year period. Thereafter, the parties were to contribute proportionately to further expenses. The Company was to have the option to request the third party to lend to the Company sufficient funds to meet the Company’s share of the cost of placing the Bom Jardim Property into production, in which case the third party’s interest will be increased to 75%.

In January 2009, after efforts to reach a definite agreement were not successful, the Company notified the third party that as contemplated on the LOI, both parties’ obligations were terminated.

Piranhas Property

In July 2008, the Company entered into an option agreement under which it may acquire the mineral rights to the 20,688 hectare Piranhas Property, located in Pará State, Brazil. The Company has an option to earn 100% of the Piranhas Property, with no residual production royalty obligations, by payment of a total of BR$1,800,000 over three years. An initial payment of approximately US$11,000) was made in July 2008. The remaining payments under the option agreement total approximately BR$1,029,000 and are due as follows (all amounts are in Canadian dollars based on the exchange rate as of October 31, 2009): $40,000, $68,000, $99,000 and $896,000, due in fiscal years 2010, 2011, 2012 and 2013, respectively. The Company can terminate the option agreement at any time without further obligation.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian Dollars)

October 31, 2009, and 2008

3.   Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

Piranhas Property (continued)

In September 2009 the Company entered into another option agreement under which it may acquire the mineral rights to an additional 7,229 hectare property in the Piranhas area. The Company has an option to earn 100% of this property, with no residual production royalty obligations, by payment of a total of BR$ 700,000 over three years. An initial payment of BR$ 20,000 was made in September 2009. The remaining payments under the option agreement are due as follows (all amounts are in Canadian dollars based on the exchange rate as of October 31, 2009): $25,000, $43,000, and $ 354,000, due in fiscal years 2011, 2012 and 2013, respectively. The Company can terminate the option agreement at any time without further obligation.

Agua Branca Property

In August, 2009 the Company entered into a non-binding letter of intent with Talon Metals Corp. to option the Agua Branca property from Talon’s Brazilian subsidiary. Agua Branca consists of approximately 9,356 hectares of exploration licenses in the Tapajos region of Para state, Brazil.

The non-binding letter of intent contemplates that, after due diligence by the Company is completed, the parties will enter into a definitive option agreement under which the Company may acquire 100 per cent of the property in consideration for option payments of US$60,000 on signing of the agreement with an additional US$60,000 due upon publication of the exploration licenses by the Brazilian National Department of Mineral Production (“DNPM”) which is expected on or before February 26, 2010, US$130,000 on or before December 31, 2010, and US$1,870,000 two years from the date of the definitive agreement. In addition, and to maintain the option, the Company will expend at least US$500,000 on the property in each of the first two years which will include at least 2,000 meters of core drilling in the first year and will assume existing commercial obligations on the property. The vendor will retain a 2% net smelter royalty which the Company can repurchase for US$2,000,000.

Effective December 10, 2009, the Company and Talon entered into a definitive agreement on the terms described above.

Arkansas Properties

The Company maintained interests in several Arkansas Properties during the period from fiscal 1993 through fiscal 2003. In December 2002, based upon the cumulative exploration results obtained on the Arkansas Properties, the Company made the decision to cease operations in Arkansas.

The Company recorded a reserve for leasehold reclamation costs during fiscal 2004 of approximately $143,000, representing the estimated costs of the Company’s obligation to restore the Arkansas properties to their original condition prior to lease expiration and to perform reclamation activities as required by Arkansas regulatory authorities. The Company performed reclamation activities during fiscal 2004 to 2007 and expects to complete the restoration during fiscal 2010.

Mineral properties and deferred expenditures were as follows:

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian Dollars)

October 31, 2009, and 2008

	Balance at January 31, 2009	Additions	Impaired/ Write-Offs	Balance at October 31, 2009
Brazilian Properties
Tocantinzinho Properties:
Acquisition costs	$ 20,633,911	$ -	$ -	$ 20,633,911
Exploration costs:
Drilling	3,893,127	-	-	3,893,127
Field expenses	2,434,516	22,719	-	2,457,235
Geological	750,145	21,383	-	771,528
Assay	399,414	-	-	399,414
Total exploration costs	7,477,202	44,102	-	7,521,304
Total Tocantinzinho Properties	28,111,113	44,102	-	28,155,215

Circulo/ Bom Jardim Property:
Acquisition costs	72,709	-	-	72,709
Exploration costs:
Field expenses	232,194	364,070	-	596,264
Geological	270,602	97,700	-	368,302
Assay	18,516	50,475	-	68,991
Total exploration costs	521,312	512,245	-	1,033,557
Total Circulo/ Bom Jardim Property	594,021	512,245	-	1,106,266

Piranhas Property:
Acquisition costs	11,468	16,337	-	27,805
Exploration costs:
Field expenses	459	107,369	-	107,828
Geological	82,352	2,167	-	84,519
Total exploration costs	82,811	109,536	-	192,347
Total Piranhas Property	94,279	125,873	-	220,152

Other:
Acquisition costs	10,539	-	-	10,539
Total acquisition costs	20,728,627	16,337	-	20,744,964
Total exploration costs	8,081,325	665,883	-	8,747,208
Total costs	$ 28,809,952	$ 682,220	$ -	$ 29,492,172

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian Dollars)

October 31, 2009, and 2008

4.   Notes Payable

As discussed in Note 3, in February 2007, the Company entered into an agreement to purchase the shares of Cachambix. The agreement provides for two payments of $1,000,000 (U.S.) each, to be paid in February 2008 and 2009, to the former shareholders of Cachambix. The Company paid the first payment of $1,000,000 (U.S.) in February 2008, and the second payment of $1,000,000 (U.S.) in February 2009. The liabilities due under the Cachambix agreement have been recorded as notes payable as follows (all amounts are in Canadian dollars unless otherwise indicated):

	October 31, 2009	January 31, 2009
Note payable, $1,000,000 (U.S.) face amount, non-interest bearing, due and paid February 6, 2009	$-	$1,236,400
Less unamortized discount based on imputed interest rate of 7.6%	-	(1,154)
Note payable, less unamortized discount	$-	1,235,246

5.   Share Capital

In March 2007, the Company closed a private placement of 9,253,333 units at $0.90 per unit for gross proceeds of $8,328,000. The Company paid a brokerage commission on the placement of $372,960 plus additional share issuance costs totaling $48,610. Each unit consists of one common share and one half of one share purchase warrant. Each of the 4,626,666 warrants would entitle the holder to purchase one additional share of the Company at $1.60 until March 22, 2008. In February 2008, the Company received approval from the TSX Venture Exchange to amend the 4,626,666 warrants to extend the expiry date to March 22, 2009 and to reduce the exercise price to $1.25. In January 2009, the Company received approval from the TSX Venture Exchange to further amend the 4,626,666 warrants to extend the expiry date to March 22, 2010 and to reduce the exercise price to $1.00. The fair value of the 4,626,666 amended warrants of $577,822 was recorded as an increase to contributed surplus and a decrease to common shares and was calculated using the Black-Scholes model and the following assumptions: expected dividend yield, 0%; expected volatility, 97%; risk-free interest rate, 2.2%; expected life of warrants, approximately 1 year.

As discussed in Note 3, in July 2008, the Company closed a private placement with Eldorado by the issuance of 8,800,000 units of the Company (the “Units”) at the price of $0.95 per Unit for gross proceeds of $8,360,000. The Company paid stock issuance costs totaling $38,200. Each Unit consists of one common share and one-half of one non-transferable share purchase warrant. Each of the 4,400,000 warrants is exercisable to acquire one additional share at a price of $1.30 per share until January 24, 2010. In January 2009, the Company received approval from the TSX Venture Exchange to amend the 4,400,000 warrants to extend the expiry date to January 24, 2011 and to reduce the exercise price to $1.00. The fair value of the 4,400,000 amended warrants of $444,738 was recorded as an increase to contributed surplus and a decrease to common shares and was calculated using the Black-Scholes model and the following assumptions: expected dividend yield, 0%; expected volatility, 100%; risk-free interest rate, 1.3%; expected life of warrants, 2 years.

In April 2009, a total of 2,050,000 options were granted to directors, officers, employees and consultants of the Company with an exercise price of $0.55 and an expiration date of April 24, 2014. Additionally, in October 2009, a total of 500,000 options were granted to the president of the Company with an exercise price of $0.70 and an expiration date of October 01, 2014.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian Dollars)

October 31, 2009, and 2008

5.   Share Capital (continued)

As of October 31, 2009, the Company had a total of 7,848,634 common stock options outstanding at prices ranging from $0.50 to $2.00 with expiration dates from November 2009 to October 2014.

6.   General and Administrative Expenses

General and administrative expenses consist of the following:

	Three Months Ended October 31,		Nine Months Ended October 31,
	2009	2008	2009	2008
Consulting fees	$ 97,644	$ 295,037	$342,216	$ 431,121
Depreciation	9,060	3,660	28,316	12,356
Entertainment	17,109	15,495	44,986	62,078
Insurance	10,196	9,221	25,472	24,349
Office	38,318	37,862	114,460	113,842
Professional fees	123,580	191,770	356,830	494,610
Rent	13,117	11,878	52,845	34,628
Repairs and maintenance	2,466	5,908	4,482	18,618
Salaries	419,111	466,648	1,254,773	1,105,140
Shareholder relations	13,594	52,602	109,899	419,970
Travel	77,243	55,679	186,395	201,823
Total	$ 821,438	$ 1,145,760	$ 2,520,674	$ 2,918,535

7.   Stock-Based Compensation

Stock-based compensation related to options granted to employees and non-employees increased the following expenses in the consolidated financial statements of the Company as follows:

	Three Months Ended October 31,		Nine Months Ended October 31,
	2009	2008	2009	2008
Consulting	$ 13,672	$ 10,073	$ 38,834	$ 46,274
Salaries	118,538	181,044	461,066	351,450
	$ 132,210	$ 191,117	$ 499,900	$ 397,724

These amounts have also been recorded as contributed surplus on the consolidated balance sheets.

The fair value of each option granted has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian Dollars)

October 31, 2009, and 2008

7.   Stock-Based Compensation (continued)

	Nine Months Ended October 31,
	2009	2008
Expected dividend yield	0%	0%
Expected volatility	87 to 89%	72 to 76%
Risk-free interest rate	1.35% to 2.31%	2.9 to 3.1%
Expected life	3.5 years	3.5 years
Weighted average fair value of options granted	$ 0.35	$ 0.29

8. Related Party Transactions

During the third quarter of fiscal 2010 and fiscal 2009, the Company paid consulting fees of $30,000 and $30,000, respectively, to directors for advisory services, and paid directors’ fees of $20,500, and $72,000, respectively, to directors for advisory services.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from United States GAAP (“US GAAP”). The material differences in respect to these financial statements between Canadian and United States GAAP, and their effect on the Company’s financial statements, are summarized below.

Mineral Properties and Deferred Expenditures

Under Canadian GAAP, companies have the option to defer and capitalize mineral exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point property costs would be written off. Under United States GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has not yet identified economically recoverable reserves on any of its properties.

The significant differences in the consolidated statements of operations relative to US GAAP were:

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian Dollars)

October 31, 2009, and 2008

9.   Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

	Nine months ended October 31,
	2009	2008
Net loss in accordance with Canadian GAAP	$(2,532,270)	$(2,519,944)

Deduct:
Deferred exploration expenditures capitalized during the period	(665,883)	(2,611,815)

Net loss in accordance with United States GAAP	$(3,198,153)	$(5,131,759)

Basic and diluted net loss per share (United States GAAP)	$(0.04)	$(0.06)

Weighted average shares outstanding (United States GAAP)	85,237,621	79,649,300

The significant differences in the consolidated balance sheets relative to US GAAP were:

	October 31,	January 31,
	2009	2009

Shareholders’ equity – Canadian GAAP	$31,719,178	$33,462,250
Deferred exploration expenditures	(8,747,208)	(8,081,325)

Shareholders’ equity – United States GAAP	$22,971,970	$25,380,925

Mineral properties and deferred exploration expenditures – Canadian GAAP	$29,492,172	$28,809,952
Deferred exploration expenditures expensed per United States GAAP	(8,747,208)	(8,081,325)

Acquisition costs of mineral properties – United States GAAP	$20,744,964	$20,728,627

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian Dollars)

October 31, 2009, and 2008

9.   Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

The significant differences in the consolidated statements of cash flows relative to US GAAP were:

	Nine months ended October 31,
	2009	2008
Net cash used in operations
Canadian GAAP	$ (1,455,762)	$ (1,973,325)
Deferred exploration expenditures	(665,883)	(2,632,737)
US GAAP	(2,121,645)	(4,606,062)

Net cash provided by (used in) investing activities
Canadian GAAP	(683,864)	(2,995,367)
Deferred exploration expenditures	665,883	2,632,737
US GAAP	(17,981)	(362,630)

Net cash provided by (used in) financing activities
Canadian GAAP and US GAAP	(927,345)	$ 7,316,700

Warrants Issued

Under United States GAAP, the fair value of the 4,400,000 warrants issued in the private placement in fiscal 2009 would be recorded as an increase in Warrants of $340,700 in Shareholders’ Equity as of October 31, 2009, and Common Share Capital would be reduced by $340,700 as of October 31, 2009. The fair value of the warrants was calculated using the Black-Scholes model and the following assumptions: expected dividend yield, 0%; expected volatility, 84%; risk-free interest rate, 3%; expected life of warrants, 1.5 years.

As discussed in Note 5, in fiscal 2009, the Company amended the 9,026,666 warrants outstanding. Under United States GAAP, the fair value of the amended warrants would increase Common Share Capital by $237,000, decrease Contributed Surplus by $1,022,560, and increase Warrants by $785,560.

As of October 31, 2009, the cumulative effects under United States GAAP on Shareholders’ Equity are as follows: Common Share Capital would decrease by $585,600 to $81,520,368, Contributed Surplus would decrease by $1,022,560 to $9,450,196, and Warrants would increase by $1,608,160 to $1,608,160.

10.   Subsequent Events

Private Placement

During November 2009 the Company closed a private placement of 7,659,699 units at $0.65 per unit for gross proceeds of $4,978,804. The amount of 5,939,746 Units were sold pursuant to a brokered portion of the private placement and 1,719,953 Units were sold pursuant to a non-brokered portion of the private placement. Each Unit is comprised of one common share and one-half of a common share purchase warrant and each whole warrant entitle the holder thereof to purchase an additional common share of the Company at a price of $1.00 per share until May 3, 2011.

The Company paid cash commission on the placement of $308,867. The Company also issued to the Agents 475,180 agent’s warrants. Each agent’s warrant entitles the holder to purchase one unit, having the same terms as a Unit, at $0.65 per unit until May 3, 2011.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)

(In Canadian Dollars)

October 31, 2009, and 2008

10.   Subsequent Events

Private Placement (continued)

As of October 31, 2009, the Company had received a total of $317,155, representing subscriptions for 487,931 units.

All of the securities issued and issuable pursuant to the private placement are subject to a hold period in Canada expiring March 4, 2010.

Options Granted

In November 2009, a total of 1,000,000 options at $0.59 per share were granted to the President and Chief Operating Officer of the Company in accordance with his employment agreement. The options will expire November 25, 2014 and vest as to 500,000 shares January 1, 2010 and as to 500,000 shares April 1, 2010.

Additionally, in December 2009, a total of 2,355,000 options were granted to directors, officers, employees and consultants of the Company with an exercise price of $0.75 and an expiration date of December 15, 2014.

EXHIBIIT 99.2

BRAZAURO RESOURCES CORPORATION

Management’s Discussion & Analysis

For the Three and Nine Months Ended October 31, 2009 and 2008

As of December 22, 2009

The following discussion of the results of operations of Brazauro Resources Corporation for the three and nine months ended October 31, 2009 and 2008 should be read in conjunction with the management-prepared consolidated financial statements and notes thereto for the periods ended October 31, 2009 and 2008 for Brazauro Resources Corporation (“the Company”) and with the consolidated financial statements and notes thereto for the years ended January 31, 2009, 2008 and 2007. The consolidated financial statements referred to above are available for review under the Company’s profile at www.sedar.com.

Forward-Looking Statements

Certain statements in the following Management’s Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; competition; success of operating initiatives; the success (or lack thereof) with respect to the Company’s exploration and development operations on its properties; the Company’s ability to raise capital and the terms thereof; the acquisition of additional mineral properties; changes in business strategy or development plans; exploration and other property writedowns; the continuity, experience and quality of the Company’s management; changes in or failure to comply with government regulations or the lack of government authorization to continue certain projects; the outcome of litigation matters, and other factors referenced from time to time in the Company’s filings with securities regulators. The use in the following Management’s Discussion and Analysis of such words as “believes”, “plans”, “anticipates”, “expects”, “intends” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. The success of the Company is dependent on the efforts of the Company, its employees and many other factors including, primarily, its ability to raise additional capital and establishing the economic viability of any of its exploration properties.

A.	Business Overview and Summary

The Company is engaged in the business of exploring for and, if warranted, developing mineral properties and is concentrating its current acquisition and exploration efforts on those properties which the Company believes have large scale gold potential. The Company has been focusing on its properties located in the Tapajós Gold District of Brazil’s northerly Pará State.

The Company’s current properties are in the exploration stage and have not been proven to be commercially developable to date. The Company’s existing properties are gold prospects in Brazil which were acquired between fiscal years 2004 and 2010. The Company defers and capitalizes expenditures associated with the direct acquisition, evaluation and exploration of mineral properties. When an area is disproved or abandoned, the acquisition costs and related deferred expenditures are written-off. The net capitalized cost of each mineral property is periodically compared to management’s estimation of the net realizable value and a write-down is recorded if the net realizable value is less than the cumulative net capitalized costs.

The Tapajós Gold District has a rich history of alluvial gold production. During the 1970’s and 1980’s, the Tapajós area annually produced approximately 30% to 40% of Brazil’s total gold output. Geologically, the Tapajós region is situated within the gold-productive, Archaean to Middle Proterozoic-aged Brazilian Shield that extends from Brazil through Guyana and into Venezuela. In the immediate area of the Company’s projects, granitic basement rocks are intruded by subvolcanic andesitic and rhyolitic bodies, all of lower Proterozoic age. The widespread alluvial gold deposits point to the area’s strong bedrock exploration potential.

The Company is subject to regulation by the Federal mineral land agency in Brazil, the Departamento Nacional de Produção Mineral (“DNPM”). The Company’s holds exploration licenses or applications for exploration licenses granted by the DNPM for the Tocantinzinho and the Circulo Properties. Certain of the licenses for the Tocantinzinho Property are subject to periodic requirements for renewal, and the Company anticipates receiving the renewals in the 2010 fiscal year.

Since its inception, the Company has had limited revenues from operations other than interest income on invested cash balances.

B.	Results of Operations

The Company’s mineral properties and deferred expenditures increased to $29,492,172 at October 31, 2009 from $28,809,952 at January 31, 2009 primarily as a result of exploration costs totaling approximately $512,000 and $110,000 related to the activities on the Company’s Bom Jardim and Piranhas properties, respectively. As of October 31, 2009, the capitalized costs related to the Company’s primary exploration target, the Tocantinzinho Properties, totaled $28,155,215. During the third quarter of fiscal 2010, the Company’s exploration costs totaled approximately $174,000, including approximately $53,000 in exploration costs on the Bom Jardim Property, and approximately $98,000 in exploration costs on the Piranhas Property.

In July 2008, the Company reached an agreement with Eldorado Gold Corporation (“Eldorado”) and completed a private placement required as part of Eldorado’s earn-in on an option to acquire an initial 60% interest in the Tocantinzinho Properties. The private placement consisted of the issuance of 8,800,000 units of the Company (the “Units”) to Eldorado at the price of $0.95 per Unit for proceeds of $8,360,000.

To complete its earn-in of the option to acquire an initial 60% interest in the Company’s Tocantinzinho Properties, Eldorado is required to incur $9.5 million in expenditures on the Tocantinzinho Properties within 24 months or pay the cash equivalent to the Company. Eldorado has advised the Company that it has expended more than $9.5 million on the Tocantinzinho Properties to date. Subject to completing the earn-in Eldorado will be entitled to exercise the option to acquire an initial 60% in the Project by paying $40 million dollars to the Company. Conditional upon exercise of the first option, Eldorado will have a second option to acquire a further 10% interest exercisable after a construction decision has been made on the Tocantinzinho Properties by paying an additional $30 million dollars, subject to increase to up to $40 million dollars based on the proven and probable reserves outlined in the feasibility study, and a third option to acquire within two years of the construction decision a further 5% interest (for a total of 75%) by paying a further $20 million dollars.

In February 2007, the Company completed its acquisition of the mineral rights to the Extension Area within the Tocantinzinho Property as a result of the acquisition of the following three corporations. The Company acquired Resource Holdings 2004 Inc. (“RH 2004”, a British Virgin Islands corporation), and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda. (“EIMB”, a Brazil corporation), in exchange for the issuance of 13,150,000 common shares of the Company and payment of $50,000 (U.S.) to a third party. Additionally, the Company acquired Mineração Cachambix Ltda. (“Cachambix”, a Brazil corporation) from third parties by payment of $850,000 (U.S.) and its agreement to make two future payments of $1,000,000 (U.S.) each, which was paid on the due dates in February 2008 and 2009.

In February 25 2009 the DNPM published at the Brazilian Official Gazette the renovation for an additional period of three years, the exploration license of the 4,000 hectares related to the central area. Also, in May 20, 2009 the DNPM published at the Brazilian Official Gazette, the issuing of an extra period of two years for additional exploration at the 10,000 hectares related to the Extension Area.

The Company completed the Phase I and Phase II diamond drilling programs consisting of twenty holes (4,693 meters) at the Tocantinzinho Properties during fiscal 2005 in which 18 of 20 holes encountered mineralization. The Company completed a follow-up fourteen-hole Phase III drilling program at the Tocantinzinho Properties in fiscal 2006. In fiscal 2007 the Company completed the Phase IV diamond drilling campaign consisting of twelve core holes. In fiscal 2008, the Company completed the Phase V diamond drilling campaign, consisting of twenty five core holes for a total of 5,763 meters, at the Tocantinzinho Properties.

In December 2006, the Company received a NI 43-101 qualified estimate of the gold resource at the Tocantinzinho Properties, and another two, in August 2007 and December 2007. The Company commenced Phase VI, a 26-hole drilling campaign at the Tocantinzinho Properties in the first quarter of fiscal 2008 which was completed in the third quarter of fiscal 2008. Bulk flotation and cyanidation tests were conducted on ore from the Tocantinzinho Properties during August 2007. Additionally, the Company commissioned an independent, preliminary scoping study at the Tocantinzinho Properties, and results from the study were released in the third fiscal quarter of 2008. In the fourth quarter of fiscal 2008, the Company commissioned and received an additional preliminary scoping study at the Tocantinzinho Properties, and results from that study were released in December 2007.

During fiscal 2009 the Company completed an 8,500 meter core drilling campaign on the Tocantinzinho Property that was designed to upgrade inferred resources to the indicated category and to probe deeper into the mineralized zone with a view to increasing the total resources down to the level of 300 meters below surface. Results of the 26 drill holes completed in the fiscal 2009 drilling campaign were released in October, 2008.

A resources update, plus results of additional drilling carried out by Eldorado Gold Corp. at Brazauro’s 100%-owned Tocantinzinho Gold Project (TZ) were released in March 2009. The drilling results consist of 12 holes executed by Eldorado as part of its planned 20,000-meter drilling program at Tocantinzinho. The update of the resource estimate at TZ included the results from 26 holes drilled by Brazauro in 2008 and 12 holes drilled by Eldorado, also in 2008, for a total of 12,332 meters. In December, 2009 the company received a NI 43-101 qualified estimate of the gold resources at the Tocantinzinho Properties. This estimate incorporated results from all previous drilling on the properties, including the drilling conducted by Eldorado.

On May 9, 2008, the Company and Gold Fields Holdings Company BVI Ltd. (“Gold Fields”) entered into a letter of intent (“the LOI”) whereby the Company was to acquire, subject to certain conditions including the execution of a definitive agreement, the Bom Jardim property consisting of approximately 22,700 hectares of concessions and application areas in the Tapajós region of Pará State, Brazil. In January 2009, after efforts to reach a definite agreement were not successful, the Company notified Gold Fields that as contemplated in the LOI, both parties’ obligations were terminated.

In July 2008, the Company entered into an option agreement under which it may acquire the mineral rights to the 20,688 hectare Piranhas Property, located in Pará State. The Company has an option to earn 100% of the Piranhas Property, with no residual production royalty obligations, by payment of a total of $1,800,000 (Brazilian Reals) over three years.

In September 2009 the Company entered into another option agreement under which it may acquire the mineral rights to the 7,229 hectare in the Piranhas Property area. The company has an option to earn 100% of this property, with no residual production royalty obligations, by payment of a total of BR$ 700,000 over three years.

In August, 2009 the Company entered into a non-binding letter of intent with Talon Metals Corp. to acquire the Agua Branca property from Talon’s Brazilian subsidiary. Agua Branca consists of approximately 9,356 hectares of exploration licenses in the Tapajos region of Para state, Brazil.

The non-binding letter of intent contemplated that, after due diligence by Brazauro was completed, the parties would enter into a definitive option agreement under which Brazauro may acquire 100 per cent of the property in consideration for option payments of US$60,000 on signing of the agreement with an additional US$60,000 due upon publication of the exploration licenses by the Brazilian National Department of Mineral Production (“DNPM”) which is expected on or before February 26, 2010, US$130,000 on or before Dec. 31, 2010, and US$1,870,000 two years from the date of the definitive agreement. In addition, and to maintain the option, Brazauro will expend at least US$500,000 on the property in each of the first two years which will include at least 2,000 meters of core drilling in the first year and will assume existing commercial obligations on the property. The vendor will retain a 2% net smelter royalty which Brazauro can repurchase for US$2,000,000. Effective December 10, 2009, the Company and Talon entered into a definitive agreement on the terms described above.

The Company’s mineral properties and deferred expenditures increased to $28,545,547 at October 31, 2008 from $25,872,047 at January 31, 2008 primarily as a result of exploration costs totaling approximately $2,269,000 and $327,000 related to the activities on the Company’s Tocantinzinho and Circulo/Bom Jardim properties, respectively. As of October 31, 2008, the capitalized costs related to the Company’s primary exploration target, the Tocantinzinho Properties, totaled $28,154,014. During the third quarter of fiscal 2009, the Company’s exploration costs totaled approximately $251,000.

General and administrative expenses totaled approximately $821,000 during the third quarter of fiscal 2010 as compared to approximately $1,146,000 during the third quarter of fiscal 2009, representing a decrease of approximately $325,000 or 28%. The decrease was primarily due to consulting fees incurred during the third quarter of fiscal 2010 of $97,644 compared to consulting fees of $295,037 for the same period in fiscal 2009.

General and administrative expenses totaled approximately $2,521,000 for the nine months ended October 31, 2009 as compared to a total of approximately $2,919,000 for the nine months ended October 31, 2008, a decrease of approximately $398,000 or 14%. Included in general and administrative expenses during the first three quarters of fiscal 2010 and 2009 were approximately $500,000 and $398,000, respectively; of stock compensation expense recorded using the fair value method. Certain of the Company’s common stock options vest over a period of 18 months, with 25% of the common stock options vesting upon the date of issuance and 12.5% of the common stock options vesting each quarter thereafter. The increase in the stock compensation expense from the first three quarters of fiscal 2009 to the first three quarters of fiscal 2010 is due to the increase in the numbers of options issued on fiscal 2010 in comparison with the past two fiscal years. A total of 1,900,000 and 500,000 options were granted in fiscal 2008, and 2009, respectively. A total of 4,170,892 stock options have expired to date in fiscal 2010. A total of 2,550,000 options were issued during the first three quarters of fiscal 2010, and a further 3,335,000 options were granted subsequent to the end of the third quarter.

After adjusting for the effects of stock compensation expense on general and administrative expenses, the remaining general and administrative expenses totaled approximately $2,021,000 and $2,521,000 for the nine months ended October 31, 2009 and 2008, respectively, which represents a decrease of $500,000 or 20%. The decrease was primarily due to a promotional campaign to investors conducted during fiscal 2009 costing approximately $250,000. Additionally, due to the increased activity in the Company during fiscal 2009 consulting and professional fees totaling approximately $286,000 were paid. Those payments were primarily legal fees related to the Eldorado transaction, the proposed Circulo/Bom Jardim transaction, and geology consulting fees incurred in evaluating prospective property acquisitions in Brazil

The Company anticipates that general and administrative expenses during the remaining quarter of fiscal 2010 will increase from the level experienced in the first three quarters of fiscal 2010 as the Company incurs additional consulting and exploration expenditures related to the Brazilian Properties.

The Company has not received any revenues from mining operations since inception. During the three and nine months ended October 31, 2009 the Company’s revenues were comprised primarily of realized gain on marketable securities. During the three and nine months ended October 31, 2008, the Company’s revenues were comprised primarily of interest income on proceeds received from prior financings.

Selected Quarterly Financial Information

For the three months ended	Net Revenues	Net Loss	Basic and Diluted Net Loss Per Share
	(In Canadian dollars)
	(000’s except for net loss per common share data)
January 31, 2008	45	(1,268)	(0.02)
April 30, 2008	13	(1,013)	(0.01)
July 31, 2008	7	(832)	(0.01)
October 31, 2008	55	(674)	(0.01)
January 31, 2009	29	(761)	(0.01)
April 30, 2009	5	(784)	(0.01)
July 31, 2009	37	(1,008)	(0.01)
October 31, 2009	120	(740)	(0.01)

Differences Between Canadian and United States Generally Accepted Accounting Principles

At the present stage of the Company’s business development, there are no significant differences between Canadian and United States generally accepted accounting principles that impact the Consolidated Balance Sheets, the Consolidated Statements of Operations, the Consolidated Statements of Shareholders’ Equity and the Consolidated Statements of Cash Flows except for the deferral and capitalization of mineral properties and deferred expenditures as discussed in Note 9 to the Notes to Consolidated Financial Statements.

Fluctuations in Foreign Currency Exchange Rates.

The Company raises its equity in Canadian dollars, its exploration expenditures are generally denominated in Brazilian reales, and its administrative expenses in United States dollars As a result, the Company’s expenditures are subject to foreign currency fluctuations. Foreign currency fluctuations may materially and adversely increase the Company’s operating expenditures and reduce the amount of exploration activities that the Company is able to complete with its current capital. The Company does not engage in any hedging or other transactions to protect itself against such currency fluctuations.

Impact of Inflation.

As the Company is not anticipating recording sales and revenues from operations in the short term, a discussion of the effect of inflation and changing prices on its operations is not relevant.

Risk Factors

An investment in the Company’s common shares is highly speculative and subject to a number of risks. Additional risks that the Company is unaware of or that are currently believed to be immaterial may become important factors that affect the Company’s business. If any of the following risks occur, or if others occur, the Company’s business, operating results and financial condition could be adversely impacted.

The Company’s business plan to acquire additional exploration prospects, continue exploration activities on its current projects, and, if warranted, undertake development and mining operations, is subject to numerous risks and uncertainties, including the following:

Lack of Proven Properties and Development Funds. At this point, all of the Company’s exploration prospects and property interests (collectively the “Properties”) are gold prospects in Brazil, and the Company has no income from operations. Certain of the Company’s planned expenditures are discretionary and may be increased or decreased based upon funds available to the Company.

Limited Exploration Prospects. The Company’s existing properties are all gold prospects in Brazil. Accordingly, the Company does not have a diversified portfolio of exploration prospects either geographically or by mineral targets. The Company’s operations could be significantly affected by changes in the market price of gold, as the economic viability of the Company’s projects is heavily dependent upon the market price of gold. Additionally, the Company’s projects are subject to the laws of Brazil and can be negatively impacted by the existing laws and regulations of that country, as they apply to mineral exploration, land ownership, royalty interests and taxation, and by any potential changes of such laws and regulations.

Title to Properties. The Company cannot guarantee title to all of its Properties as the Properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. Certain of the mineral rights held by the Company are held under applications for mineral rights and, until final approval of such applications is received, the Company’s rights to such mineral rights may not materialize and the exact boundaries of the Company’s properties may be subject to adjustment. The Company does not maintain title insurance on its properties.

Environmental Laws. The exploration programs conducted by the Company are subject to national, state and/or local regulations regarding environmental considerations in the jurisdiction where they are located. Most operations involving exploration or production activities are subject to existing laws and regulations relating to exploration and mining procedures, reclamation, safety precautions, employee health and safety, air quality standards, pollution of stream and fresh water sources, odor, noise, dust, and other environmental protection controls adopted by federal, state and local governmental authorities as well as the rights of adjoining property owners. The Company may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration or production of minerals may have upon the environment. All requirements imposed by any such authorities may be costly, time consuming, and may delay commencement or continuation of exploration or production operations. However, at this time, the Company is exploring its Properties and does not anticipate preparing environmental impact statements or assessments until such time as the Company believes one or more of its Properties will prove to be commercially feasible.

Exploration and Development Risks. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, the Company has prepared a preliminary economic assessment of one of the Company’s properties, the Tocantinzinho Property. The remaining properties are early stage exploration prospects and the Company has formed no estimate of a potential ore body. The grade of any ore ultimately mined may differ from that indicated by drilling results. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current development programs planned by the Company will result in a profitable commercial mining operation. Mineral deposits and production costs are affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Competition. The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Political Risk. Properties in which the Company has an interest are located in the Amazon basin in Brazil, which may be of particular interest or sensitivity to one or more interest groups. Consequently, mineral exploration and mining activities in those areas may be affected in varying degrees by political uncertainty, expropriations of property and changes in applicable government policies and regulation such as business laws, environmental laws, native land claims entitlements or procedures and mineral rights and mining laws, affecting the Company’s business in that area. Any changes in regulations or shifts in political conditions are beyond the control or influence of the Company and may adversely affect its business, or if significant enough, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue its mineral exploration and mining activities in such areas.

Potential Dilution to Existing Shareholders. The Company may require additional financing in order to complete full exploration of its mineral properties. The Company anticipates that it may sell additional equity securities including, but not limited to, its common stock, share purchase warrants or some form of convertible security. The effect of additional issuances of equity securities will result in dilution to existing shareholders.

Insurance Coverage. Mineral exploration is subject to risks of human injury, environmental and legal liability and loss of assets. The Company may elect not to have insurance for certain risks because of the high premiums associated with insuring those risks or, in some cases, insurance may not be available for certain risks. Occurrence of events for which we are not insured could have a material adverse effect on the Company’s financial position or results of operations.

Key Executives. The Company is dependent on the services of key executives, including its Chairman, Mark E. Jones, III, its Director and retired President, Leendert G. Krol, and its Vice President of Exploration, Elton L. S. Pereira. Each of the above individuals has many years of background in the mining industry. The Company may not be able to replace that experience and knowledge with other individuals. Effective October 1, 2009 James J. Komadina was appointed as president and chief operating officer of the Company.

C. Financial Condition; Liquidity and Capital Resources.

As of October 31, 2009, the Company had working capital of $2,188,315 as compared to working capital of $4,586,023 at January 31, 2009. At October 31, 2009, the Company had current assets of $2,959,942, including $2,908,693 in cash and cash equivalents and $51,249 in other current assets compared to total current liabilities of $771,627.

During November 2009 the Company closed a private placement of 7,659,699 units at $0.65 per unit for gross proceeds of $4,978,804. The amount of 5,939,746 Units were sold pursuant to a brokered portion of the private placement and 1,719,953 Units were sold pursuant to a non-brokered portion of the private placement. Each Unit is comprised of one common share and one-half of a common share purchase warrant and each whole warrant entitle the holder thereof to purchase an additional common share of the Company at a price of $1.00 per share until May 3, 2011.

The Company paid a cash commission on the placement of $308,867. The Company also issued to the Agents 475,180 agent’s warrants. Each agent’s warrant entitles the holder to purchase one unit, having the same terms as a Unit, at $0.65 per unit until May 3, 2011.

As of October 31, 2009, the Company had received a total of $317,155, representing subscriptions for 487,931 units.

In July 2008, the Company closed a private placement with Eldorado Gold Corporation (“Eldorado”) by the issuance of 8,800,000 units of the Company (the “Units”) at the price of $0.95 per Unit for gross proceeds of $8,360,000. The Company paid stock issuance costs totaling $38,200. Each Unit consists of one common share and one-half of one non-transferable share purchase warrant. Each full warrant would entitle the holder to acquire one additional share at a price of $1.30 per share until January 24, 2010. In the first quarter of 2009, the Company received approval from the TSX Venture Exchange to amend the 4,400,000 warrants to extend the expiry date to January 24, 2011 and to reduce the exercise price to $1.00. The shares, warrants and any shares issued upon exercise of the warrants are subject to a four month hold period during which the securities may not be traded except as permitted by the Securities Act and the Rules made there under and the TSX Venture Exchange.

To complete its earn-in of the option to acquire an initial 60% interest in the Company’s Tocantinzinho Properties, Eldorado is required to incur $9.5 million in expenditures on the Tocantinzinho Properties within 24 months or pay the cash equivalent to the Company. Subject to completing the earn-in Eldorado will be entitled to exercise the option to acquire an initial 60% in the Project by paying $40 million dollars to the Company. Conditional upon exercise of the first option, Eldorado will have a second option to acquire a further 10% interest exercisable after a construction decision has been made on the Tocantinzinho Properties by paying an additional $30 million dollars, subject to increase to up to $40 million dollars based on the proven and probable reserves outlined in the feasibility study, and a third option to acquire within two years of the construction decision a further 5% interest (for a total of 75%) by paying a further $20 million dollars. Eldorado has advised the Company that it has expended in excess of $9.5 million on the Tocantinzinho properties as of September 2009.

In March 2007 the Company closed a private placement of 9,253,333 units at $0.90 per unit for gross proceeds of $8,328,000. The Company paid a brokerage commission on the placement of $372,960. Each unit consisted of one common share and one half of one share purchase warrant. Each whole warrant would entitle the holder to purchase one additional share of the Company at $1.60 for one year. Subsequent to January 31, 2008, the Company received approval from the TSX Venture Exchange to amend the warrants to extend the expiry date to March 22, 2009 and to reduce the exercise price to $1.25 per share. In the first quarter of 2009, the Company received approval from the TSX Venture Exchange to amend the 4,626,666 warrants to extend the expiry date to March 22, 2010 and to reduce the exercise price to $1.00.

All financings described herein were private placements and were made pursuant to the private placement laws of Canada and pursuant to the exemptions provided by Section 4(2) and Regulation S under the United States Securities Act of 1933.

The Company has no properties that have proven to be commercially developable and has no significant revenues from mining operations. The rights and interests in the Tocantinzinho, Bom Jardim/Circulo, Agua Branca, and Piranhas Properties in Brazil constitute the Company’s current mineral holdings. While the Company believes it has sufficient working capital as of this date to meet its commitments during fiscal 2010 and 2011, the Company cannot estimate with any degree of certainty either the time or the amount of funds that will be required to acquire and conduct additional exploration activities on new prospects. Certain of the Company’s planned expenditures are discretionary and may be increased or decreased based upon funds available to the Company. The Company may seek additional equity financing during fiscal 2011, including the potential exercise of outstanding options and warrants. The inability of the Company to raise further equity financing could adversely affect the Company’s business plan, including its ability to acquire additional properties and perform exploration activities on existing properties. If additional equity is not available, the Company may seek exploration partners to assist in funding acquisition or exploration efforts. Historically, the Company has been able to successfully raise capital as required for its business needs; however, no assurances are made by the Company that it can continue to raise debt or equity capital for a number of reasons including its history of losses and property writedowns, the fluctuation in the price of its common stock, the number of shares outstanding and the Company’s limited and speculative asset base of exploration properties and prospects.

D. Trend Information

The cyclical nature of the prices of metals, particularly the price of gold, is reasonably likely to have an effect on the Company’s liquidity and capital resources. If the price of gold or the worldwide demand for gold decreases, there would likely be an adverse effect on the Company’s ability to raise additional funding and attract exploration partners for its Properties.

E. Off-Balance Sheet Arrangements.

As of December 22, 2009, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Contractual Obligations

The Company’s long-term debt and operating lease obligations as of October 31, 2009 were as follows (in U.S. dollars):

Contractual obligations	Payments due by period
	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Long-term Debt	$ -	$ -	$ -	$ -	$ -
Operating Lease Obligations	10,800	10,800	-	-	-
Total Contractual Obligations	$ 10,800	$ 10,800	$ -	$ -	$ -

Additionally, the Company has lease payments required to maintain its interest in its Piranhas Properties. While these payments are not fixed obligations since the Company can abandon the Properties at any time without penalty or further payments, these payments are required in order to maintain the Company’s interest. The timing of all such payments is as follows (all amounts are approximate and are in U.S. dollars): $37,000, $86,000, $132,000 and $1,155,000, due in fiscal years 2010, 2011, 2012 and 2013, respectively.

G. Related Parties

During the third quarter of fiscal 2010 and fiscal 2009, the Company paid consulting fees of $30,000 and $30,000, respectively, to directors for advisory services, and paid directors’ fees of $20,500, and $72,000, respectively, to directors for advisory services.

H. Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

Mineral Properties and Deferred Expenditures

Direct acquisitions, evaluation and exploration expenditures are capitalized, reduced by related sundry income, to be amortized over the recoverable mineral reserves if a property is commercially developed. When an area is disproved or abandoned, capitalized expenditures are written down to net realizable value. The Company recorded write-downs totaling approximately $21,000 during the nine months ended October 31, 2008.

Long-Lived Assets

Long-lived assets include mineral properties and deferred expenditures and equipment. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Carrying amounts are written off to the extent capitalized costs exceed the expected undiscounted net cash flows from their use and eventual disposition proceeds.

Income Taxes

The Company files a separate Canadian income tax return. The Company’s United States subsidiaries file a consolidated United States income tax return. Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. The future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. Valuation allowances are provided where net future income tax assets are not more likely than not to be realized.

Stock Based Compensation

The Company uses the fair-value based method to account for all stock-based payments to employees and non-employees granted after February 1, 2002 by measuring the compensation cost of the stock-based payments using the Black-Scholes option-pricing model. The fair value of the stock-based compensation is recorded as a charge to net earnings based on the vesting period with a credit to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The fair value of each option granted has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Nine Months Ended October 31,
	2009	2008
Expected dividend yield	0%	0%
Expected volatility	87 to 89%	72 to 76%
Risk-free interest rate	1.35% to 2.31%	2.9 to 3.1%
Expected life	3.5 years	3.5 years
Weighted average fair value of options granted	$ 0.35	$ 0.29

Stock-based compensation related to options granted to employees and non-employees increased the following expenses in the consolidated financial statements of the Company in the nine months ended October 31, 2009 and 2008:

	Nine Months Ended October 31,
	2009	2008
Consulting	$ 38,834	$ 46,274
Salaries	461,066	351,450
	$ 499,900	$ 397,724

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

I. Recent Accounting Pronouncements

Recent Accounting Pronouncements in Canada

The following recently issued accounting pronouncements are applicable to future reporting periods. The Company is currently evaluating the effects of adopting these standards:

•	Section 1582, Business Combinations

Section 1582 applies prospectively to the Company’s business combinations on or after January 1, 2011. Early adoption of this recommendation is permitted. This section replaces Section 1581, “Business Combination”, and harmonizes the Canadian accounting standards with International Financial Reporting Standards (“IFRS”). Under the new guidance, the purchase price used in a business combination will be the new fair value of the shares exchanged at their market price on the date of the exchange. Currently, when shares are issued, they are valued based on the market price for a reasonable period before and after the date the acquisition is agreed upon and announced. Under the new guidelines, all acquisition costs are expensed where currently they are capitalized as part of the acquisition costs. There are also a number of other differences between the new guidelines and current GAAP. The Company does not expect the adoption of this pronouncement to impact the financial statements.

•	Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests

Section 1601 and 1602 change the accounting and reporting of ownership in interests in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated balance sheet within equity, but separately from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of operations. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interest of the non-controlling owners. The Company does not expect the adoption of these pronouncements to impact its financial statements.

•	EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA Emerging Issues Committee issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. It requires an entity to consider its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC is applicable retrospectively without restatements of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. Retrospective application with restatement of prior periods is permitted but not required. The application of incorporating credit risk into the fair value may result in entities re-measuring the financial assets and financial liabilities as at the beginning of the period of adoption, with any resulting difference recorded in retained earnings, except when derivatives in a fair value hedging relationship are accounted for by the short cut method (the difference is adjusted to the hedged item) and for derivatives in a cash flow hedging relationship (the difference is recorded in accumulated other comprehensive income).

•	EIC–174, Mining Exploration Costs

On March 27, 2009, the CICA approved EIC-174, “Mining Exploration Costs”. This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

•	International Financial Reporting Standards

In February 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company is assessing the impact of the conversion from GAAP to IFRS on the financial statements and will develop a conversion implementation plan.

Recent Accounting Pronouncements in the United States

•

In December 2007, FASB issued Statement of Financial Accounting Standard No. 141(R), “Business Combinations (revised 2007)”. This statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Statement No. 141(R) is effective for business combinations which would take place in the Company’s fiscal year beginning February 1, 2009. The adoption of this statement is not expected to have a material effect on the Company’s consolidated financial statements.

•

In May 2008, FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, which sets out the framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP. Up to now, the US GAAP hierarchy has been defined in the US auditing literature. Because of the interrelationship with the auditing literature, SFAS 162 will be effective 60 days following the SEC’s approval of the PCAOB’s amendment to their auditing standards. The adoption of SFAS 162 is not expected to have an effect on the Company’s consolidated financial statements. In May 2008, FASB issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)” (“FSP No. APB 14-1”). FSP No. APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under SFAS 133. FSP No. APB 14-1 specifies that issuers of convertible debt instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP No. APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. FSP No. APB 14-1 will be applied retrospectively to all periods presented. The cumulative effect of the change in accounting principle on periods prior to those presented will be recognized as of the beginning of the first period presented. An offsetting adjustment will be made to the opening balance of retained earnings for that period, presented separately. The adoption of APB 14-1 is not expected to have a material impact upon the Company’s financial position or results of operations.

•

In June 2008, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 provides guidance for instruments (including options or warrants on a company’s shares, forward contracts on a company’s shares, and convertible debt instruments and convertible preferred stock) that may contain contract terms that call into question whether the instrument or embedded feature is indexed to the entity’s own stock. EITF 07-5 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. The adoption of EITF 07-5 is not expected to have a material impact upon the Company’s financial position or results of operations.

J. Disclosure of Outstanding Share Data

As of December 22, 2009, the Company has issued and outstanding a total of 92,879,320 common shares. The Company had a total of 13,569,285warrants to purchase common shares outstanding as of December 22, 2009, as follows:

Number of Warrants Outstanding	Exercise Price	Date of Expiry
4,626,666	$1.00	March 22, 2010
4,400,000	$1.00	January 24, 2011
4,067,439	$1.00	May 3, 2011
475,180¹	$0.65	May 3, 2011

1. Each of these warrants is exercisable into a unit consisting of one share and one half share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share for $1.00 until May 3, 2011.

Equity Compensation Plan Information as of December 22, 2009
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	10,701,634	$0,72	2,298,366
Equity compensation plans not approved by security holders	-0-	N/A	-0-
Total	10,701,634	$0,72	2,298,366

Under the terms of the plan, the exercise price of each option equals the closing market price of the Company’s stock on the date of grant. Some of the options granted under the Company’s stock option plan are subject to vesting requirements (25% on the date of grant and 12.5% on each quarter end thereafter) and have a term of five years. Options are issued at the discretion of the Board of Directors.

In November 2008, the Company’s board of directors approved the adoption of a Shareholder Rights Plan (the “Rights Plan”). By an agreement dated May 14, 2009, the Company amended its Rights Plan dated November 28, 2008, pursuant to which the Company extended from May 28, 2009 to June 19, 2009 the date by which shareholders shall have ratified the Rights Plan, as amended, to maintain it in full force and effect. In June 12, 2009 at the annual general meeting Shareholders ratified the Rights Plan, as amended.

The Rights Plan, as amended, has have an initial term which expires at the annual general meeting of shareholders of the Company to be held in 2012, unless terminated earlier. The Rights Plan may be extended beyond 2012 by resolution of shareholders at such meeting.

The Rights Plan has been implemented by way of a rights plan agreement (the “Rights Plan Agreement”) which has been designed to protect shareholders from unfair, abusive or coercive take-over strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The board of directors of the Company (the “Board”) considers that the adoption of the Rights Plan is desirable and in the interests of all of the Company’s shareholders. The Rights Plan Agreement was adopted to ensure equal treatment of shareholders and to provide the Board with sufficient time, in the event of a take-over bid or tender offer for voting shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell the Company’s common shares with the best opportunity to realize the maximum sale price for their shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganization or restructuring. The directors need time to consider, and if appropriate, pursue such alternatives.

EXHIBIIT 99.3

Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I, Mark E. Jones, III, Chief Executive Officer of Brazauro Resources Corporation, certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Brazauro Resources Corporation (the “issuer”) for the interim period ended October 31, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: December 29, 2009

/s/ Mark E. Jones, III

Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

EXHIBIIT 99.4

Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I, Brian C. Irwin, Chief Financial Officer of Brazauro Resources Corporation, certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Brazauro Resources Corporation (the “issuer”) for the interim period ended October 31, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: December 29, 2009

/s/ Brian C. Irwin

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.